Contact

www.linkedin.com/in/
munishkhetrapal (LinkedIn)

Top Skills

Data Center

Cloud Computing

Unified Communications

Languages

English (Native or Bilingual)

Hindi (Professional Working)

Kannada (Elementary)

Certifications

Google Cloud Foundations

Google Cloud Data and Storage

VMware Virtualization

AWS Certified Database – Specialty

Google Cloud Security

Honors-Awards

Dean List

Munish Khetrapal

Go To Market Leader : Technology Sales | Partnerships | Industry
Solutions | Product Marketing
San Francisco Bay Area

Summary

Technology leader with 25+ years of building and growing Industry
solutions business. Pioneered digital transformation across multiple
industries. Led distributed teams with 300+ people across the
globe. Delivered market-leading growth through trusted advisor
relationships with customers, partners, and market influencers.

Competency spikes: Cloud, Software, Applied AI, Cybersecurity,
and Networking
Industry Solutions: Government, Manufacturing, Retail, Banking,
Defense, Healthcare, and CPG

Achievements
1. Double the growth of $12.5B global business by developing new
coverage and solution strategy
2. Led $1B product P&L for multi-cloud and IOT based industry
solutions with 70+ new ISVs globally
3. Drove an incremental $5B cloud software revenue opportunity
strategy for the regulated markets
4. Led product marketing for 7 technology solutions addressing $6B
in revenue
5. As Solutions Lead, led Cisco Smart City to achieve the #1 global
industry position in under 5 years
6. Entered new industrial markets with strategic investments and
M&A with 9 companies

Experience

Palo Alto Networks
Vice President - Google Cloud
August 2022 - Present (1 year 10 months)
Santa Clara, California, United States

Global Cybersecurity and Cloud GTM Leader

- Build and Run multi-billion Joint Sales Plays with Cybersecurity and Cloud across Zero Trust, Network
Modernization, Cloud Migration, Application Modernization, and Use of AI in transforming Security
Operations
- Develop GTM engagement with Fortune 2000 accounts
- Drive large transformational opportunities across SASE, Cloud Security, and Security Operations
- Run joint GTM programs, campaigns, and Partnerships with Ecosystem Partners
- Build a team to enable the secure adoption of customer digital initiatives

Livinguard AG
EVP, Chief Revenue Officer and COO
October 2020 - February 2023 (2 years 5 months)
Bay Area, California

Responsible for building distributed technology specialist sales, digital businesses, product, and industry marketing teams.
Led solution sales into government, defense, manufacturing, healthcare, retail, and CPG verticals
Sponsored a 10 countries' multi-cloud digital data analytics and intelligence platform
Transition the company to recurring revenue licensing model
Built enterprise licensing program with adopting, renewing, and upsell motions

Cisco
10 years 5 months

Chief Growth Officer & CTO
August 2018 - October 2020 (2 years 3 months)
San Francisco Bay Area

Led growth opportunities with cross-functional execution across specialist sales, marketing, and product teams covering government, defense, healthcare, manufacturing, and retail services
Executed $12.5B GTM optimization of sales & channel strategy delivering an increase in productivity
Launched solution and marketing of Secure access service edge (SASE), Hybrid Cloud, and Observability reference architectures with migration and competitive replacement programs in 6 months

Led Industry solutions sales for asset management, remote monitoring, connected supply chain, secure digital operations, industrial security, energy optimization & workforce enablement in 6 months

Led licensing & compliance for multiple SaaS offers across Software-defined networks and a range of cybersecurity technologies for a $5B regulated market opportunity

Ran field & partner enablement for technology solutions GTM playbooks with specialist sales teams targeting a $6B revenue opportunity

Implemented a $100M+ integrated demand generation initiative along with digital marketing, virtual experts, and developing customer journey analytics system

Built GTM for Network as a Service model to address the Telecom & Federal government initiatives

Senior Director - IOT SaaS Product Leader
September 2013 - August 2018 (5 years)

Led an Industry cloud solution sales, marketing & sales engineering team targeting Operations Technologies with $1B annual revenue

Built solutions addressing state government, defense, hospitality, commercial buildings, residential home, educational institutions, and manufacturing companies

Built a solution marketplace with 70 ecosystem partners targeting mobility services, transportation, utilities, energy, environment management, and urban resiliency offerings

Sold Managed service offerings by working with 8 Telecom players for SAAS and edge computing

Spearheaded global deals with M&A teams for investment-backed alliances in Video, Edge Computing, and AI companies

Senior Director - Emerging Technologies - IoT, Cybersecurity & Cloud
June 2010 - August 2013 (3 years 3 months)

Built technology sales and solution marketing team addressing an emerging technology TAM of $5.7B in 6 months

Targeted use cases addressing manufacturing, oil & gas, banks, governments, and smart cities

Led the sales and build-out of multi-cloud offerings with key customers helping to close large opportunities

Led the build-out of a solution Centre of Excellence with 50 ecosystem partners targeting customer business outcomes with Cisco cloud, collaboration, and IoT offerings

Responsible for 2 joint ventures enabling incremental $1B+ revenue growth potential.

Build a new Route to Market through a joint venture with KT - Telecom Provider

Cisco Systems
Director - Enterprise Operations, Asia
April 2006 - April 2010 (4 years 1 month)

Leader for the Enterprise Sales and Solution Specialists for Asia region

IBM Singapore
Business Manager - Global Services
April 2004 - April 2006 (2 years 1 month)
Singapore

Business and Delivery head with P&L responsibility for solutions team with over 70 people in ASEAN/SA.

Corliant Inc.
Business Head for Asia Pacific and Japan.
July 2001 - February 2004 (2 years 8 months)

Business and Delivery Head with full P&L responsibilities for consulting services and solutions company.

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Education

The University of Chicago Booth School of Business
Master of Business Administration - MBA, Business Administration and Management, General · (June 2007 - March 2009)

Bangalore University
Bachelor of Engineering - BE, Electronics